Exhibit 99.2

The GOLD Investment that WORKS

2026 THIRD QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

Hoyle Pond, Timmins, Ontario | Image Courtesy of the ROM (Royal Ontario Museum), Toronto, Canada. ©ROM

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at November 11, 2026 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated interim financial statements and related notes as at and for the three and nine months ended September 30, 2026 and 2025 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the presentation of condensed interim financial statements, including IAS 34, Interim Financial Reporting.

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain aspects of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Selected Financial Information
6	Highlights
11	Guidance
11	Market Overview
12	Metal Sales and Revenue by Asset
14	Review of Quarterly Financial Performance
18	Review of Year-to-Date Financial Performance
23	Reversal of Impairments of Royalties, Streams, and Working Interests
23	General and Administrative and Share-Based Compensation Expenses
24	Other Income and Expenses
25	Summary of Quarterly Information
26	Balance Sheet Review
26	Liquidity and Capital Resources
31	Critical Accounting Policies and Estimates
31	Outstanding Share Data
32	Internal Control Over Financial Reporting and Disclosure Controls and Procedures
32	Gold Equivalent Ounces and Net Gold Equivalent Ounces
33	Non-GAAP Financial Measures
37	Cautionary Statement on Forward-Looking Information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounce	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"GMR"	Gross margin royalty
"YTD"	The nine-month period ended September 30	"oz Pt"	Ounce of platinum	"NPI"	Net profits interest
		"oz Pd"	Ounce of palladium	"NRI"	Net royalty interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric	"WI"	Working interest
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets.

Our Portfolio (at November 11, 2026)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	54	13	55	122
Advanced	38	9	—	47
Exploration	166	87	28	281
TOTAL	258	109	83	450

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Third Quarter 2026 Management’s Discussion and Analysis	3

Strategy

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 18 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, providing a safe and diverse workplace, promoting responsible mining and contributing to building community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, gross margin royalties, streams, profit-based royalty interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with no additional capital requirements other than the initial commitment and limited cash calls with respect to its working interests. Management is focused on managing and growing its portfolio of royalties and streams for the long-term. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and to provide capital to the industry when it is otherwise scarce.

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial commitment and limited cash calls;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In YTD 2026, 89% of our revenue was earned from mining assets and 86% was earned from precious metals.

A strength of our business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalties and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In YTD 2026, these interests accounted for 89% of our revenue (YTD 2025 – 93%). The remainder of our revenue was earned from WI, NPI, NRI and GMR royalties which are based on the margin or profit of the underlying operations.

Third Quarter 2026 Management’s Discussion and Analysis	4

Selected Financial Information

	For the three months ended		For the nine months ended
(in millions, except Adjusted EBITDA Margin, Adjusted Net Income Margin,	September 30,		September 30,
per ounce amounts and per share amounts)	2026	2025	2026	2025
Operational Measures
Sales by commodity
Gold ounces sold	90,083	101,068	272,465	265,329
Silver ounces sold	1,055,384	1,372,561	3,654,183	3,658,266
PGMs ounces sold	7,924	6,316	23,623	20,624
Diversified revenue	$86.8	$67.1	$251.6	$204.6
Gold equivalent ounces sold(1)	130,435	138,772	399,193	377,450
Net gold equivalent ounces sold(1)	120,857	125,115	369,082	340,129
Statement of Comprehensive Income
Revenue	$549.3	$487.7	$1,780.9	$1,225.5
Costs of sales	43.1	47.2	135.5	119.2
Depletion and depreciation	78.6	87.0	240.5	219.4
Operating income	425.6	341.0	1,449.1	900.3
Net income	395.5	287.5	1,218.1	744.4
Basic earnings per share	$2.05	$1.49	$6.32	$3.86
Diluted earnings per share	$2.05	$1.49	$6.30	$3.86
Statement of Shareholders' Equity
Dividends declared per share	$0.44	$0.38	$1.32	$1.14
Dividends declared (including DRIP)	$84.1	$73.7	$252.5	$220.0
Weighted average shares outstanding	192.9	192.7	192.8	192.6
Non-GAAP Measures
Cash Costs(2)	$43.1	$47.2	$135.5	$119.2
Cash Costs(2) per GEO sold	$330	$340	$339	$316
Adjusted EBITDA(2)	$493.9	$427.3	$1,615.5	$1,114.9
Adjusted EBITDA(2) per share	$2.56	$2.22	$8.38	$5.79
Adjusted EBITDA Margin(2)	89.9%	87.6%	90.7%	91.0%
Adjusted Net Income(2)(3)	$364.5	$275.0	$1,172.0	$719.0
Adjusted Net Income(2)(3) per share	$1.89	$1.43	$6.08	$3.73
Adjusted Net Income Margin(2)(3)	66.4%	56.4%	65.8%	58.7%
Statement of Cash Flows
Net cash provided by operating activities	$429.2	$348.0	$1,432.1	$1,067.2
Net cash used in investing activities	$(131.7)	$(208.0)	$(631.0)	$(2,097.1)
Net cash used in financing activities	$(78.2)	$(64.2)	$(240.2)	$(197.1)

	As at	As at
	September 30,	December 31,
(expressed in millions)	2026	2025
Statement of Financial Position
Cash and cash equivalents	$1,232.2	$670.9
Investments	1,517.7	1,141.3
Royalty, stream and working interests, net	6,331.1	6,043.1
Total assets	9,546.5	8,241.4
Deferred income tax liabilities	564.1	440.7
Total shareholders’ equity	8,799.2	7,635.3
Available capital(4)	4,819.3	2,840.1

1	2026 GEOs are presented based on fixed GEO conversion ratios using the commodity prices assumed in our guidance presented in our 2025 year-end MD&A filed on March 10, 2026. Comparative periods are presented based on our previous methodology which was based on variable GEO conversion ratios using prevailing market prices. Net GEOs sold are GEOs sold, net of direct operating costs. Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs sold and Net GEOs sold.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Our definitions of Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin were amended as of Q1 2026 to no longer adjust for gains on contractual buy-backs of royalty and stream interests. Prior period comparatives have been restated accordingly, as applicable. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information.
4	Available capital comprises our cash and cash equivalents of $1,232.2 million, our equity investments (excluding our long-term investment in Labrador Iron Ore Royalty Corporation (“LIORC”)) of $1,337.1 million, and the amount available to borrow under our two unsecured revolving credit facilities of $1.5 billion and the accordion features of $750.0 million, as referenced in the “Credit Facilities” section of this MD&A.

Third Quarter 2026 Management’s Discussion and Analysis	5

Highlights

Financial Update –Q3 2026 compared to Q3 2025

●	Revenue, +13% to $549.3 million, primarily due to higher realized commodity prices.
●	GEOs sold, -6% to 130,435 GEOs, primarily due to lower stream deliveries from Cobre Panamá, Guadalupe-Palmarejo, and Antapaccay.
●	Net GEOs Sold, which represent GEOs sold net of direct operating costs, -3% to 120,857 GEOs.
●	Net cash provided by operating activities, +23% to $429.2 million. We benefited from an increase in revenue coupled with a decrease in costs of sales, contributing to a growth in gross profit.
●	Adjusted EBITDA, +16% and +15%, respectively, to $493.9 million, or $2.56 per share, reflecting an increase in gross profit.
●	Adjusted EBITDA Margin 89.9% compared to 87.6% in Q3 2025.
●	Net income, +38% to $395.5 million, or $2.05 per share, primarily due to an increase in gross profit. In addition, income tax expense was lower due to the reversal of a $32.8 million Global Minimum Tax (“GMT”) accrual previously recorded with respect to the 2024 fiscal year. We also recorded a partial impairment reversal of $10.3 million related to Cobre Panamá as a result of the Government of Panama’s approval of processing of stockpiled ore at site.
●	Adjusted Net Income, +33% to $364.5 million, or $1.89 per share.
●	Adjusted Net Income Margin 66.4% compared to 56.4% in Q3 2025.
●	Available capital amounted to $4.8 billion as at September 30, 2026, compared to $2.8 billion as at December 31, 2025.

Financial Update –YTD 2026 compared to YTD 2025

●	Revenue, +45% to $1,780.9 million (a new YTD record) primarily due to higher realized commodity prices and sales volumes.
●	GEOs sold, +6% to 399,193 GEOs, primarily due to higher stream deliveries from Antamina, contributions from our royalties on Côté Gold and Porcupine, and higher contributions from our Musselwhite and South Arturo royalties.
●	Net GEOs Sold, +9% to 369,082 GEOs.
●	Net cash provided by operating activities, +34% to $1,432.1 million (a new YTD record), primarily due to an increase in gross profit and the collection of $49.5 million of deposits and interest as a result of our settlement with the Canada Revenue Agency (“CRA”) in Q1 2026. These benefits were partly offset by an increase in bullion received from royalties in-kind and lower proceeds from their sale when compared to YTD 2025.
●	Adjusted EBITDA, +45% to $1,615.5 million, or $8.38 per share (new YTD records).
●	Adjusted EBITDA Margin 90.7% compared to 91.0% in YTD 2025.
●	Net income, +64% to $1,218.1 million, or $6.32 per share (new YTD records). The increase was primarily due to an increase in gross profit, a gain of $63.8 million on the partial buy-backs of the Cascabel stream and royalty, partly offset by an increase in income tax expense and a reduced gain on sale of gold and silver bullion.
●	Adjusted Net Income, +63% to $1,172.0 million, or $6.08 per share (new YTD records).
●	Adjusted Net Income Margin 65.8% compared to 58.7% in YTD 2025.

Third Quarter 2026 Management’s Discussion and Analysis	6

Corporate Developments

Partial Buy-back of Côté Gold Royalty – Ontario, Canada

Subsequent to quarter-end, on November 5, 2026, we received a notice from IAMGOLD Corporation (“IAMGOLD”) on the exercise to buy back 50% of our Côté Gold GMR in two equal tranches of 25%. The cost to repurchase the tranches will be calculated as follows: (i) the initial 25% buydown option at a price calculated to provide an IRR equal to the Secured Overnight Financing Rate (“SOFR”) plus 1.10%, and (ii) the additional 25% buydown option at a price calculated to provide an IRR equal to 10%, following exercise of the initial option. The calculation of the IRR for both options takes into account the attributable gross margin royalty payments received up to the repurchase date. The exercise price for each option is subject to a minimum equal to the greater of the calculated value or 25% of our royalty purchase price (i.e. $262.5 million of the $1,050 million purchase price). The transaction is expected to close in December 2026. We expect to receive total cash consideration of at least our initial attributable purchase price of $525.0 million. The buyback proceeds are in addition to the attributable cash flows from the GMR received to the effective date. Following the completion of these buy-backs, the gross margin royalty rate will decrease from 7.5% to 3.75% effective January 1, 2027.

Acquisition of Additional Royalty from Discovery Mining Ltd. on the Porcupine Complex – Ontario, Canada

Subsequent to quarter-end, on October 22, 2026, we amended our royalty agreement with Discovery Mining Ltd. (“Discovery”) to extend our existing royalty interest on the Porcupine Complex to cover certain mineral properties purchased by Discovery adjacent to the Dome Mine in Timmins, Ontario, in exchange for $8.0 million payable to Discovery.

Financing Package with Minerals 260 Limited on the Bullabulling Gold Project – Australia

On September 13, 2026, we acquired, through a wholly-owned Australian subsidiary, a $121.0 million (A$170.0 million) 1.45% gross royalty over Minerals 260 Limited’s (“Minerals 260”) Bullabulling gold project, incremental to the already existing 2.45% gross royalty acquired on February 26, 2026, further supporting the development of the project located approximately 65 km from Kalgoorlie, in the Eastern Goldfields, Western Australia.

The additional royalty increased our gross royalty interest over the Bullabulling project to 3.90% (the “Bullabulling Royalty”) and covers a Bullabulling land package inclusive of all mineral resources, plus an area of interest that includes the Phoenix, Bacchus, Dicksons, Kraken and Gibraltar deposits. Upon production of 6 million ounces of gold from royalty lands, the Bullabulling gross royalty will step down from 3.90% to 2.75%.

We also subscribed for $21.0 million (A$30.0 million) of Minerals 260’s ordinary shares, adding to our previously subscribed $35.3 million (A$50.0 million) ordinary shares. The subscription closed on November 6, 2026, subsequent to quarter-end. Upon closing of the transaction, we owned approximately 5.7% of Minerals 260’s issued and outstanding shares.

Acquisition of Royalty on Comet Vale Gold Mine – Australia

On July 15, 2026, we acquired from a private individual, through a wholly-owned Australian subsidiary, a 2.0% gross royalty covering gold production from the majority of the mining leases of Gorilla Gold Mines Ltd.’s Comet Vale gold project, including the Sovereign and Cheer deposits, in the north Kalgoorlie region of Western Australia. The gross royalty was purchased for $8.4 million (A$12.0 million), plus a contingent payment of $2.1 million (A$3.0 million).

Acquisition of Royalty on the Greenstone Gold Mine – Ontario, Canada

On June 22, 2026, we acquired from Old Steelco Inc. a 5.0% NPI and 2.0% NSR that cover part of Equinox Gold Corp.’s (“Equinox Gold”) broader Greenstone Gold Mine property for total cash consideration of $2.0 million. The 5.0% NPI area overlaps with a portion of the Company’s existing 3.0% NSR on Greenstone.

Margin Term Loan Facility with Life of Mine Investments Inc.

On June 8, 2026, we extended a margin term loan facility to Life of Mine Investments Inc. (“LOMI”), a private company owned by the Gignac family and affiliated with G Mining Capital, in the amount of C$25.0 million (the “LOMI Facility”). On June 17, 2026, the LOMI Facility was fully drawn and we advanced $17.8 million (C$25.0 million) to LOMI. The LOMI Facility has a 3-year term and bears interest based on the CIBC prime rate plus 0.40% per annum. The LOMI Facility is fully secured by a pledge of securities held by LOMI. Interest earned on the LOMI Facility is included within interest revenue on the statement of income and comprehensive income.

Acquisition of Royalty on Youanmi Gold Mine – Australia

On May 29, 2026, we acquired, through a wholly-owned Australian subsidiary, a 1.0% NSR on all gold production from the mining leases of Rox Resources Limited’s Youanmi gold project in the Murchison region of Western Australia for $32.9 million (A$47.0 million).

Acquisition of Royalty Portfolio from Victoria Gold Corp. – Canada and U.S.

On April 16, 2026, we acquired a portfolio of six royalties held by Victoria Gold Corp. (“Victoria Gold”) for $40.0 million (C$55.0 million). The portfolio includes a 6.0% NSR (subject to a 5.0% buy-back at the operator’s election for $7.3 million (C$10.0 million)) on Banyan Gold Corp.’s AurMac property and a 1.0% NSR on Banyan Gold’s Hyland property, both in the Yukon. The portfolio also includes milestone payments on i-80 Gold Corp.’s (“i-80 Gold”) Cove project in Nevada and three additional royalties on early-stage exploration properties in Nevada and the Yukon.

Third Quarter 2026 Management’s Discussion and Analysis	7

Partial Buy-Backs of Cascabel Stream and NSR – Ecuador

In March 2026, following the acquisition of SolGold plc (“SolGold”) by Jiangxi Copper (Hong Kong) Investment Company Limited, for and on behalf of Jiangxi Copper Company Limited (“JCC”), SolGold and JCC exercised their option to buy back 50% of the Cascabel stream and NSR. As a result, Franco-Nevada received the equivalent of $40.7 million (net of the ongoing payment of 20% of spot price per ounce delivered) as a one-time delivery of gold ounces for the buy-back of 50% of the Cascabel stream, and $97.5 million in cash for the buy-back of 50% of the Cascabel NSR. As a result of these buy-backs, the net book values of these assets were reduced by 50% and resulted in a gain of $63.8 million recognized in net income and Adjusted Net Income for Q1 2026 but excluded from Adjusted EBITDA.

Following the buy-backs, key terms of the remaining Cascabel Stream and Cascabel NSR include:

Cascabel Stream

●	7.0% of gold produced in concentrate until 262,500 ounces of gold have been delivered;
●	Thereafter, 4.2% of gold produced in concentrate for the remaining life of mine;
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price for each ounce of gold delivered.

Cascabel NSR

●	0.5% NSR on all minerals produced, subject to adjustments based on the production rate, with the option, exercisable for a period of time, to convert to a gold only NSR;
●	Annual minimum royalty payments of $5.0 million starting from 2028, subject to certain conditions.

Acquisition of Stream on the Casa Berardi Gold Mine with Orezone Gold Corporation – Quebec, Canada

On March 24, 2026, we, through a wholly-owned Canadian subsidiary, closed the previously announced acquisition of a $100.0 million gold stream (the “Casa Berardi Stream”) from a subsidiary of Orezone Gold Corporation (“Orezone”). The stream transaction supported Orezone’s acquisition of Hecla Mining Company’s producing Casa Berardi gold mine and other Quebec assets, including the Heva-Hosco gold project (“Heva-Hosco”).

Key terms of the Casa Berardi Stream include:

●	Fixed Deliveries: 1,625 ounces of gold per quarter (6,500 ounces of gold per year) for the first five years, followed by,
●	Variable Deliveries: 5.0% of gold produced from the Casa Berardi mine and other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco.
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price for each ounce of gold delivered.

Deliveries are due 15 days following the end of each quarter. The effective date of the Casa Berardi Stream was January 1, 2026.

Acquisition of Royalty with i-80 Gold Corp. – Nevada, U.S.

On March 16, 2026, we, through a wholly-owned U.S. subsidiary, closed the previously announced acquisition of a $250.0 million NSR (the “i-80 Gold Royalty”) from i-80 Gold Corp. The royalty consists of a 1.5% NSR on all minerals produced, increasing to 3.0% in perpetuity beginning on January 1, 2031, and applies to Granite Creek, the Ruby Hill Property (including Archimedes and Mineral Point), Cove and Lone Tree. Franco-Nevada funded the upfront payment of $225.0 million upon closing, with a further $25.0 million payable contingent on the incurrence, before the end of 2026, of an initial $25.0 million of budgeted expenditures to advance Mineral Point by i-80 Gold.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $3.4 million and $9.8 million in Q3 2026 and YTD 2026, respectively (Q3 2025 and YTD 2025 – $2.6 million and $7.0 million, respectively). As at September 30, 2026, Franco-Nevada has remaining commitments of up to $26.7 million.

Global Minimum Tax

In May 2024, the Government of Barbados enacted legislation to implement tax measures in response to the Organisation for Economic Co-operation and Development’s (“OECD”) Pillar Two GMT initiative. The measures included an increase of the Barbados corporate tax rate to 9% effective January 1, 2024, and the introduction of a Qualified Domestic Minimum Top-Up Tax (“QDMTT”) for tax years beginning on or after January 1, 2024, which tops-up the Barbados effective tax rate payable by an entity subject to Pillar Two, to 15%.

During the quarter, we completed our assessment of the QDMTT applicable to our operations in Barbados for the 2024 fiscal year. Based on this assessment, we determined that our operations in Barbados satisfied the Simplified Effective Tax Rate test under the Transitional Safe Harbour. We filed our QDMTT return (which was due in the current year) and accordingly, no QDMTT was payable for the 2024 fiscal year. As a result of this change in estimate, we reversed our previously recorded QDMTT accrual for 2024 and recognized a current income tax recovery of $32.8 million.

Third Quarter 2026 Management’s Discussion and Analysis	8

Canada Revenue Agency Audit

On September 11, 2025, we reached the CRA Settlement which provided for a final resolution of Franco-Nevada’s tax dispute in connection with reassessments under transfer pricing rules for the 2013 to 2019 taxation years (the “Reassessments”) in relation to its Mexican and Barbadian subsidiaries. For further details, please refer to the “Contingencies – Canada Revenue Agency Audit” section of this MD&A.

During Q1 2026, the amounts that were posted as security for the Reassessments in the form of standby letters of credit totaling $47.3 million (C$66.0 million) were released, and cash totaling $44.1 million (C$61.4 million) plus interest of approximately $5.4 million (C$7.5 million) was received.

On March 26, 2026, the Canadian Federal Government enacted changes to the transfer pricing legislation which are effective beginning from 2026 onward. The Company is in the process of evaluating the potential impact of these legislative changes.

Credit Facilities

On March 10, 2026, we extended the maturity date of our $1.0 billion unsecured revolving term credit facility (“Corporate Revolver”) from June 3, 2029, to March 10, 2031, increased the amount available under the accordion from $250.0 million to $500.0 million, and reduced the applicable margin for U.S. dollar advances based on SOFR from between 1.10% and 2.15% to between 1.00% and 2.05%, depending on the Company’s leverage ratio.

On May 8, 2026, the Company’s wholly-owned subsidiary, Franco-Nevada International Corporation (“FNIC”) entered into an unsecured revolving credit facility agreement, (the “FNIC Revolver”), which provides for the availability over a three-year period of up to $500.0 million in borrowings with an accordion of $250.0 million. The credit facility has a 3-year tenor maturing on May 8, 2029. Advances are based on SOFR with an applicable margin of between 1.20% and 2.25%, depending on FNIC’s leverage ratio.

Dividends

In Q3 2026, we declared a quarterly dividend of $0.44 per share (Q3 2025 - $0.38). During the quarter, we paid total dividends of $84.1 million, of which $80.2 million was paid in cash and $3.9 million was settled in common shares under our Dividend Reinvestment Plan (the “DRIP”).

In YTD 2026, the Company declared dividends of $1.32 per share (YTD 2025 - $1.14). During this time, we paid total dividends of $252.5 million, of which $241.3 million was paid in cash and $11.2 million was settled in common shares under our DRIP.

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on November 11, 2026, available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panamá Updates

Cobre Panamá remains on preservation and safe management (“P&SM”) with production halted since November 2023. First Quantum Minerals Ltd. (“First Quantum”) has been working with the Government of Panama (the “GOP”) and the Ministry of Commerce and Industry (the “MICI”) to implement a plan that would allow for the execution of environmental and asset integrity measures during the P&SM phase of Cobre Panamá (the “P&SM Plan”). On May 30, 2025, the GOP approved and formally instructed the execution of the P&SM plan. The implementation of the P&SM Plan is now underway.

In the State of the Nation address on January 2, 2026, President José Raúl Mulino (the “President”) announced that the GOP would authorize the removal, processing and export of stockpiled ore at Cobre Panamá that was previously extracted before operations were suspended. On April 7, 2026, the GOP, through Resolution No. 27 issued by the MICI, authorized the removal, processing, and export of stockpiled ore (the “Processing Program”) currently stored on site at the Cobre Panamá mine as part of the P&SM Plan. Resolution No. 27 further confirms that the stockpiled material was mined during the validity of the concession.

After two years of halted operations, Cobre Panamá transitioned to the execution of the approved Processing Program under the P&SM stage starting in second quarter of 2026. Commissioning of the first processing train was completed during May 2026, followed by the commencement of stockpile processing and the production of the first copper concentrate. During Q3 2026, the first copper concentrate shipment took place, representing another important milestone in the Processing Program.

The execution of the P&SM plan included the restart of Cobre Panamá’s power plant, which has remained fully operational. Both generating units at the power plant demonstrated reliable operation during the second and the third quarter, meeting the power demands of the site with excess energy sold to the national grid.

Panama’s Ministry of Environment (“MiAmbiente”) launched a process to contract an independent expert to conduct an integral audit of the Cobre Panamá mine in August 2025. Subsequently, on October 10, 2025, MiAmbiente contracted SGS, an internationally recognized testing, inspection and certification company, to proceed with the integral audit. The integral audit was completed in the second quarter of 2026 and on June 19, 2026, MiAmbiente published SGS’ final integral audit report, confirming that 361 of 370 environmental commitments were fulfilled, representing an overall compliance rate of 87.7%. Following the audit, First Quantum implemented corrective actions, including reforestation maintenance, compensatory reforestation verification, and protected-flora translocation, supported by improved evidence management, traceability, and georeferencing.

During Q2 2026, the GOP established a high-level ministerial commission (“Interministerial Commission”) comprising the Ministers of Commerce and Industries, Economy and Finance, and Environment to evaluate matters relating to the future of the Cobre

Third Quarter 2026 Management’s Discussion and Analysis	9

Panamá mine, including consideration of the integral audit findings and associated economic, environmental, and legal implications.

On September 30, 2026, First Quantum reported that the Interministerial Commission formally delivered its final report on Cobre Panamá to the President, marking the GOP’s transition from technical assessment to the decision-making phase. The Interministerial Commission recommended assessing the feasibility of entering into a new agreement with Cobre Panamá / First Quantum that would provide for the settlement of the outstanding arbitration proceedings and establish conditions for a potential restart designed to achieve an orderly, self-financed closure, while complying with the ruling of the Supreme Court of Justice and prioritizing Panama's environmental, social, and economic interests. The President is reviewing the report with the Cabinet and legal advisers.

Panama experienced an earthquake on October 9, 2026. Cobre Panamá’s facilities and infrastructure were inspected and reported to be stable and secure. Stockpile processing was temporarily suspended to allow for precautionary inspections and resumed on October 10, 2026.

First Quantum estimates that Cobre Panamá will maintain guidance to produce between 30,000 and 40,000 tonnes of copper in 2026 from the processing of stockpiles, with the remaining stockpile balance to be processed in 2027 for a total of approximately 70,000 tonnes. Based on these estimates, Cobre Panamá stream deliveries to Franco-Nevada are expected to total approximately 23,100 gold ounces and 265,000 silver ounces. Deliveries of stream ounces to Franco-Nevada, which are determined based on the sale of copper concentrate by First Quantum under its offtake agreements, commenced in Q3 2026, with one-third of deliveries anticipated in H2 2026.

Completion of Land Access Agreements for Coroccohuayco Project

On October 19, 2026, Glencore Plc (“Glencore”) announced that its Peruvian subsidiary, Antapaccay, has completed the land access agreements for its brownfield Coroccohuayco copper project located in Espinar, Cusco. Glencore already received the MEIA environmental approval earlier in the year, and is now working towards securing the final permits, with first production estimated in H2 2029. Glencore projects Coroccohuayco will extend Antapaccay’s life of mine to more than 40 years.

Definitive Feasibility Study and Final Investment Decision for Copper World Project

Subsequent to quarter-end, on October 21, 2026, Hudbay Minerals Inc. (“Hudbay”) announced the results of the definitive feasibility study (“DFS”) for the Copper World project in Arizona. Copper World is 70% owned by Hudbay and 30% owned by Mitsubishi Corporation (“Mitsubishi”). Supported by the DFS, Hudbay and Mitsubishi have formally approved the final investment decision to proceed with the construction and development of Copper World, with first production targeted for H2 2029. The DFS outlines annual copper production of 102,000 tonnes over the first 10 years, an increase of 11% when compared to the 92,000 tonnes in the 2023 pre-feasibility study for Copper World.

As a result of these developments, Franco-Nevada, through its wholly owned U.S. subsidiary, expects to pay the private sellers of its Copper World royalty approximately $5.5 million as contingent consideration in early 2027. Refer to the “Capital Commitments” section of this MD&A for further details on our commitments.

Updated Life-of-Mine Plan for Casa Berardi Operations

On September 15, 2026, Orezone announced the results of a Casa Berardi life-of-mine study. The study comprises 14 years of continuous operations from 2027 to 2040, producing a total of 1,630,000 ounces of gold, with average annual production of 116,000 ounces.

Third Quarter 2026 Management’s Discussion and Analysis	10

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2026 guidance is based on assumptions including the forecasted state of operations from our assets based on public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We present our guidance in reference to commodity sales. For streams, our guidance reflects metals to be delivered from the operators of our assets and subsequently sold. Our deliveries may differ from operators’ production based on timing of deliveries and due to recovery and payability factors. Sales may differ from deliveries based on the timing of the sales. For royalties, our guidance reflects the timing of royalty payments or accruals.

We benefited from strong oil and natural gas liquids prices in the first nine months of 2026, with diversified revenue exceeding our initial expectations. However, lower than expected production at Guadalupe-Palmarejo and Candelaria have resulted in fewer Precious Metals GEOs YTD 2026.

For Total GEO sales, we have narrowed our guidance range, toward the midpoint of our original guidance. Total GEOs, which included GEOs from our non-gold assets, are impacted by the relative performance of commodity prices to gold.

The following table presents our YTD 2026 actual performance compared to our 2026 guidance.

	2026 Revised Guidance (1) (2)	2026 Initial Guidance (1) (2)	YTD 2026 Actual
Commodity
Gold ounces sold (oz)	355,000 to 385,000	360,000 to 400,000	272,465
Silver ounces sold (oz)	4,700,000 to 5,000,000	4,700,000 to 5,500,000	3,654,183
PGMs ounces sold (oz)	30,000 to 34,000	32,000 to 37,000	23,623
Diversified revenue (millions)	$300 to $330	$245 to $285	$251.6

GEOs Sold (oz)	525,000 to 555,000	510,000 to 570,000	399,193
1	Our 2026 guidance, as disclosed in our 2025 MD&A filed on March 10, 2026, assumed the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. GEOs for the 2026 Revised Guidance are calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.
2	Our guidance does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental. Our initial guidance did not reflect any buy-backs which may be elected at the discretion of certain operators with the exception of the partial buy-back of the Cascabel royalty and stream which occurred in March 2026.

Depletion expense: We have narrowed our guidance range for depletion and depreciation expense to between $320.0 million and $340.0 million for 2026. Depletion rates may be updated throughout the year as updated mineral reserve estimates become available. Depletion on Cobre Panamá resumed in 2026 as stream deliveries to the Company recommenced following the GOP’s approval of First Quantum to process stockpiled ore. Depletion expense during YTD 2026 was $240.5 million.

Income tax: We expect our annual effective tax rate to be between 20% and 23%.

Capital commitments: As of September 30, 2026, our remaining capital commitment to the Royalty Acquisition Venture with Continental was $26.7 million. Capital commitments in connection with Cascabel, Copper World, and i-80 Gold, which were previously anticipated in 2026, are now expected to be funded in 2027. Refer to the “Capital Commitments” section of this MD&A and in the 2025 Annual Report for further details on our commitments.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Gold was volatile in YTD 2026, hitting record highs early in the year on heavy central-bank buying and elevated geopolitical risk. A reversal followed in Q2 2026 due to interest rates and rising inflation due to ongoing conflicts in the Middle East. During Q3 2026, gold continued to decline driven by the sharp increase in real-yields, the September Federal Reserve rate hike, and the strength of the US dollar.

Silver prices largely followed gold during this same time, while also benefiting from industrial demand. Oil prices were driven primarily by geopolitical disruptions in the Middle East, OPEC+ discipline, and inflation expectations. During YTD 2026, natural gas prices fell due to robust supply and storage levels, without a significant change to demand.

Refer to the commodity price tables on pages 14 and 18 of this MD&A for average commodity prices during the period.

Third Quarter 2026 Management’s Discussion and Analysis	11

Metal Sales by Asset

The following table details metal sales for the three and nine months ended September 30, 2026, and 2025:

(expressed in ounces)		For the three months ended		For the nine months ended
		September 30,		September 30,
Property	Interest and %	2026	2025	2026	2025
Gold
South America
Candelaria	Stream 68% Gold	12,111	13,336	34,572	43,611
Antapaccay	Stream (indexed) Gold	7,300	10,511	23,220	23,900
Tocantinzinho	Stream 12.5%	5,322	6,115	15,323	15,777
Condestable	Stream 63% Gold	2,869	2,189	5,272	6,570
Yanacocha	NSR 1.8%	2,135	2,739	7,010	6,977
Salares Norte	NSR 1-2%	2,004	2,018	5,052	3,388
Other		572	(58)	1,544	1,054
Central America & Mexico
Guadalupe-Palmarejo	Stream 50%	9,002	13,227	30,778	38,661
Cobre Panamá	Stream (indexed) Gold	3,119	9,913	3,902	9,913
Canada
Detour Lake	NSR 2%	3,722	3,904	11,497	10,470
Hemlo	NSR 3%, NPI 50%	2,777	1,128	10,448	11,036
Côté Gold	GMR 7.5%	5,186	5,343	13,983	5,761
Porcupine	NSR 4.25%	2,940	2,801	8,269	4,785
Greenstone	NSR 3%	1,534	1,653	5,347	4,145
Musselwhite	NPI 5%	1,320	416	7,695	3,544
Casa Berardi	Stream 5% Fixed through 2030	1,625	—	3,250	—
Valentine	NSR 3%	1,102	—	2,903	—
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	1,001	1,199	2,808	3,573
Sudbury	Stream 50% Gold	265	319	1,290	901
Brucejack	NSR 1.2%	691	924	2,044	2,049
Magino	NSR 3%	539	838	2,096	1,954
Other		821	536	2,143	2,061
United States
South Arturo	GR 4-9%	3,573	1,432	11,003	3,659
Goldstrike	NSR 2-4%, NPI 2.4-6%	2,209	1,707	7,647	4,316
Bald Mountain	NSR/GR 0.875-5%	1,031	1,389	3,599	4,420
Marigold	NSR 1.75-5%, GR 0.5-4%	1,123	675	2,830	2,027
Gold Quarry	NSR 7.29%	48	41	205	144
Other		426	612	1,260	1,630
Rest of World
Western Limb	Stream Gold (indexed)	4,032	3,981	12,046	12,295
Subika (Ahafo)	NSR 2%	2,143	3,276	6,238	11,882
Tasiast	NSR 2%	2,257	2,548	7,957	7,276
Sabodala	Stream 6%, Fixed to 105,750 oz	2,350	2,350	7,050	7,050
Duketon	NSR 2%	1,089	766	2,903	2,086
Other		1,845	3,240	9,281	8,414
Total Gold Ounces Sold		90,083	101,068	272,465	265,329
Silver
Antamina	Stream 22.5% Silver	650,000	725,000	2,515,000	2,075,000
Candelaria	Stream 68% Silver	197,739	278,810	604,882	837,363
Antapaccay	Stream (indexed) Silver	114,000	165,000	364,000	375,000
Condestable	Stream 63% Silver	44,935	72,750	92,728	218,250
Cobre Panamá	Stream (indexed) Silver	35,771	113,661	44,747	113,661
Other		12,939	17,340	32,826	38,992
Total Silver Ounces Sold		1,055,384	1,372,561	3,654,183	3,658,266
PGMs
Sudbury	Stream 50% PGM	2,894	1,060	8,324	4,856
Stillwater	NSR 5% PGM	2,657	3,569	8,338	8,824
Western Limb	Stream 1% Platinum	2,177	2,153	6,527	6,665
Pandora	NSR 1% PGM	196	(466)	434	279
Total PGMs Ounces Sold		7,924	6,316	23,623	20,624
Precious Metal GEOs Sold		110,904	119,109	342,995	312,181
Diversified GEOs Sold		19,531	19,663	56,198	65,269
Total GEOs Sold		130,435	138,772	399,193	377,450

Third Quarter 2026 Management’s Discussion and Analysis	12

Revenue by Asset

The following table details revenue for the three and nine months ended September 30, 2026 and 2025:

		For the three months ended		For the nine months ended
(expressed in millions)	Interest and %	September 30,		September 30,
Property	(Gold unless otherwise indicated)	2026	2025	2026	2025
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$64.0	$57.6	$200.5	$168.5
Antapaccay	Stream (indexed) Gold & Silver	38.4	42.9	133.9	90.3
Antamina	Stream 22.5% Silver	42.9	30.2	182.6	74.8
Tocantinzinho	Stream 12.5%	22.8	21.4	68.7	51.1
Condestable	Stream 63% Gold & Silver	14.3	11.1	29.6	30.3
Yanacocha	NSR 1.8%	9.1	9.5	32.0	22.7
Salares Norte	NSR 1-2%	9.3	6.8	24.5	11.2
Other		2.6	0.1	7.8	3.7
Central America & Mexico
Guadalupe-Palmarejo	Stream 50%	$39.1	$47.1	$137.9	$126.5
Cobre Panamá	Stream (indexed) Gold & Silver	15.2	38.3	19.9	38.3
Canada
Detour Lake	NSR 2%	$15.9	$13.4	$52.4	$33.5
Hemlo	NSR 3%, NPI 50%	11.8	4.1	46.6	33.2
Côté Gold	GMR 7.5%	22.2	18.5	63.4	19.9
Porcupine	NSR 4.25%	12.6	9.7	37.7	16.3
Greenstone	NSR 3%	6.4	5.7	24.3	13.5
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	4.2	4.1	12.8	11.4
Musselwhite	NPI 5%	5.6	1.4	30.6	10.0
Casa Berardi	Stream 5% Fixed through 2030	7.0	—	13.8	—
Sudbury	Stream 50% PGM & Gold	3.7	3.3	18.6	9.2
Valentine Gold	NSR 3%	4.8	—	13.2	—
Brucejack	NSR 1.2%	2.9	3.2	9.3	6.7
Magino	NSR 3%	1.4	2.8	8.5	6.2
Other		3.6	2.1	9.7	6.6
United States
South Arturo	GR 4-9%	$15.3	$5.1	$50.7	$12.0
Goldstrike	NSR 2-4%, NPI 2.4-6%	9.5	5.8	35.1	14.0
Bald Mountain	NSR/GR 0.875-5%	4.3	5.0	16.3	14.1
Stillwater	NSR 5% PGM	4.1	4.8	14.7	10.7
Marigold	NSR 1.75-5%, GR 0.5-4%	4.8	2.3	12.7	6.5
Gold Quarry	NSR 7.29%	0.2	0.2	0.9	0.5
Other		1.8	2.1	5.7	5.3
Rest of World
Western Limb	Stream Gold (indexed) & 1% Platinum	$21.1	$16.7	$67.6	$47.1
Subika (Ahafo)	NSR 2%	9.2	11.3	28.5	37.3
Tasiast	NSR 2%	9.6	8.8	36.4	23.2
Sabodala	Stream 6%, Fixed to 105,750 oz	9.9	8.2	31.6	22.8
Duketon	NSR 2%	4.6	2.6	13.2	6.7
Other		8.0	10.3	37.3	27.1
		$462.2	$416.5	$1,529.0	$1,011.2
DIVERSIFIED
Vale	Various Royalty Rates	$10.7	$13.3	$34.2	$29.3
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	1.3	1.8	4.0	5.4
Other mining assets		2.4	2.6	11.2	10.0
United States (Energy)
Marcellus	GORR 1%	$8.7	$6.8	$27.3	$23.0
Haynesville	Various Royalty Rates	8.5	7.4	26.9	21.7
SCOOP/STACK	Various Royalty Rates	13.5	10.0	40.1	32.9
Permian	Various Royalty Rates	20.1	9.6	45.5	36.3
Other		—	—	0.2	0.2
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$14.4	$10.5	$42.8	$30.0
Orion	GORR 4%	4.4	3.0	11.9	9.3
Other		2.8	2.1	7.5	6.5
		$86.8	$67.1	$251.6	$204.6
Revenue from royalty, stream and working interests		$549.0	$483.6	$1,780.6	$1,215.8
Interest revenue and other interest income		$0.3	$4.1	$0.3	$9.7
Total revenue		$549.3	$487.7	$1,780.9	$1,225.5

1	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Third Quarter 2026 Management’s Discussion and Analysis	13

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, oil, and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q3 2026	Q3 2025	Variance
Gold(1)	($/oz)	$4,270	$3,456	23.6%
Silver(1)	($/oz)	62.73	39.38	59.3%
Platinum(1)	($/oz)	1,726	1,385	24.6%
Palladium(1)	($/oz)	1,307	1,171	11.6%
Iron Ore Fines 62% Fe CFR China	($/tonne)	97	101	(4.0)%

Edmonton Light	(C$/bbl)	120.42	85.08	41.5%
West Texas Intermediate	($/bbl)	85.79	64.93	32.1%
Henry Hub	($/mcf)	2.89	3.07	(5.9)%

CAD/USD exchange rate(2)		0.7149	0.7261	(1.5)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended September 30, 2026 and 2025 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended September 30,	2026	2025	Variance	2026	2025	Variance

Commodity
Gold	90,083	101,068	(10,985)	$383.1	$351.6	$31.5
Silver	17,591	15,407	2,184	68.3	55.4	12.9
PGM	3,230	2,634	596	10.8	9.5	1.3
Precious Metals	110,904	119,109	(8,205)	$462.2	$416.5	$45.7
Iron ore(2)	2,665	4,451	(1,786)	$12.0	$15.1	$(3.1)
Other mining assets	454	758	(304)	2.4	2.6	(0.2)
Oil	11,243	9,580	1,663	48.9	30.4	18.5
Gas	3,580	3,336	244	16.1	14.3	1.8
NGL	1,589	1,538	51	7.4	4.7	2.7
Diversified	19,531	19,663	(132)	$86.8	$67.1	$19.7
Revenue from royalty, stream and working interests	130,435	138,772	(8,337)	$549.0	$483.6	$65.4
Interest revenue and other interest income	—	—	—	$0.3	$4.1	$(3.8)
Total GEOs and Revenue	130,435	138,772	(8,337)	$549.3	$487.7	$61.6

Geography
South America	51,934	55,152	(3,218)	$215.4	$194.0	$21.4
Central America & Mexico	12,750	24,518	(11,768)	54.4	85.7	(31.3)
Canada(2)	29,793	24,753	5,040	125.5	89.8	35.7
United States	21,106	17,273	3,833	91.0	59.3	31.7
Rest of World	14,852	17,076	(2,224)	63.0	58.9	4.1
Total GEOs and Revenue	130,435	138,772	(8,337)	$549.3	$487.7	$61.6

Type
Revenue-based royalties	49,046	48,697	349	$210.3	$167.5	$42.8
Streams	67,495	78,844	(11,349)	278.6	276.9	1.7
Profit-based royalties	12,725	9,548	3,177	54.7	33.1	21.6
Interest revenue and other(2)	1,169	1,683	(514)	5.7	10.2	(4.5)
Total GEOs and Revenue	130,435	138,772	(8,337)	$549.3	$487.7	$61.6
1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Third Quarter 2026 Management’s Discussion and Analysis	14

We recognized $549.3 million in revenue in Q3 2026, an increase of 13% from Q3 2025 driven by higher commodity prices and increased contributions from our PGM and energy assets. The increase in revenue was partially offset by lower sales volumes from gold and silver assets.

In Q3 2026, we earned 84% of our revenue from Precious Metals, compared to 85% in Q3 2025. Geographically, 89% of our revenue was derived from the Americas in Q3 2026, compared to 88% in Q3 2025.

We sold 130,435 GEOs in Q3 2026, a decrease of 6% compared to 138,772 GEOs in Q3 2025. The decrease was driven by lower GEO contributions from our gold stream segment and iron ore assets. This decrease was partially offset by higher contributions from our energy assets as well as the more favorable silver to gold conversion ratio based on our assumed commodity prices for 2026 when converting our silver revenue to GEOs. A comparison of our sources of GEOs in Q3 2026 to Q3 2025 is shown below:

Third Quarter 2026 Management’s Discussion and Analysis	15

Precious Metals

Our Precious Metal assets contributed 110,904 GEOs in Q3 2026, a decrease of 7% compared to 119,109 GEOs in Q3 2025, primarily due to the following:

●	Cobre Panamá – In Q3 2026, we received and sold 3,716 GEOs following the GOP’s approval of the processing of stockpiled ore. Comparatively, in Q3 2025, we received and sold 11,208 GEOs as a result of the sale of copper concentrate stored at site when production was suspended in November 2023. During the quarter, First Quantum advanced the Processing Program materially and expects to maintain 2026 production guidance for Cobre Panamá of 30,000 tonnes to 40,000 tonnes of copper.
●	Guadalupe-Palmarejo – We sold 9,002 GEOs in Q3 2026 compared to 13,227 GEOs in Q3 2025. Coeur Mining reported that disruption in delivery of critical construction materials, as a result of heavy rain fall, affected planned mining in higher-grade areas.
●	Antapaccay – We sold 9,200 GEOs in Q3 2026 compared to 12,405 GEOs in Q3 2025. The decrease was primarily due to timing of deliveries, as well as expected lower head grades, recoveries and milling throughput at the plant.
●	Subika (Ahafo) – We earned 2,143 GEOs in Q3 2026 compared to 3,276 GEOs in Q3 2025. The decrease was primarily due to the processing of lower-grade open-pit stockpiles. Mining activities ended at the Subika open pit as planned in July 2025. Mining continues from the Subika underground mine.

The above decreases were partly offset by the following:

●	Antamina – We sold 650,000 silver ounces in Q3 2026 compared to 725,000 silver ounces in Q3 2025. The decrease in deliveries is attributable to lower concentrator throughput at the mine. However, overall GEOs were higher due to GEO conversion differences. Subsequent to quarter-end, Antamina reported a fatal accident at its operations, with an investigation underway.
●	South Arturo – We earned 3,573 GEOs in Q3 2026 compared to 1,432 GEOs in Q3 2025 as Nevada Gold Mines continues to process ore from the South Arturo pit in 2026, in accordance with the Carlin mine plan. Production from Phase 1 is expected to continue through to the end of 2026.
●	Hemlo – We earned 2,777 GEOs in Q3 2026 compared to 1,128 GEOs in Q3 2025. The increase is primarily due to higher production as a result of having access to higher-grade stopes within the Interlake zone.
●	Casa Berardi – We sold 1,625 GEOs in Q3 2026 as a result of the recently acquired gold stream from Orezone in Q1 2026. Orezone reported that production at the mine was on target during the quarter despite a temporary suspension of operations in July due to local wildfire activity. The mine is positioned to have the strongest production quarter for the year following the completion of the F160 pit waste stripping program and continued operating improvements.
●	Valentine Gold – We earned 1,102 GEOs in Q3 2026 compared to nil GEOs in Q3 2025 as the mine site achieved commercial production in November 2025. The mine continued to see steady improvements during the quarter following the merger between Equinox Gold and Orla Mining, including an incremental step-up in mill feed grade as well as gold production. The mine is expected to achieve stronger production through the remainder of 2026 and into 2027.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $86.8 million in revenue compared to $67.1 million in Q3 2025, an increase of 29%.

Iron Ore and Other Mining

Our Iron Ore and Other Mining assets generated $14.4 million in Q3 2026 compared to $17.7 million in Q3 2025.

●	Vale Royalty – We recorded $10.7 million in revenue in Q3 2026 compared to $13.3 million in Q3 2025. The decrease is largely driven by lower realized iron ore prices and higher transportation costs in the current quarter.
●	LIORC – LIORC contributed $1.3 million in revenue in Q3 2026 compared to $1.8 million in Q3 2025. LIORC declared a cash dividend of C$0.30 per common share in the current period, down from C$0.40 per common share in the prior year period. Production at IOC in Q3 2026 was lower than Q3 2025, primarily reflecting lower concentrate-for-sale volumes, but improved relative to previous quarters in 2026 as IOC is implementing a multi-year program to address operating challenges.

Energy

Our Energy interests contributed $72.4 million in revenue in Q3 2026, an increase of 47% from $49.4 million in Q3 2025.

●	U.S. – Revenue from our U.S. Energy interests increased to $50.8 million in Q3 2026, compared to $33.8 million in Q3 2025. The increase was primarily due to higher production from new well activity at our Permian interests, an increased share of production from our interests with Continental Resources, and stronger realized commodity prices. In October 2026, EQT Corporation and Range Resources announced that they have entered into a definitive merger agreement. The transaction is expected to close in Q1 2027.
●	Canada – Revenue from our Canadian Energy interests was $21.6 million in Q3 2026, compared to $15.6 million in Q3 2025. The increase was primarily due to stronger realized commodity prices, particularly at Weyburn due to the leverage of the NRI royalty to higher oil prices, and due to stronger production at Orion.

Third Quarter 2026 Management’s Discussion and Analysis	16

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended September 30,
(expressed in millions)	2026	2025	Variance
Costs of stream sales	$37.8	$43.2	$(5.4)
Mineral production taxes	1.7	0.9	0.8
Mining costs of sales	$39.5	$44.1	$(4.6)
Energy costs of sales	3.6	3.1	0.5
	$43.1	$47.2	$(4.1)

Costs of sales related to our streams decreased in Q3 2026 compared to Q3 2025, as the impact of lower stream deliveries in the period more than offset the effect of higher year-over-year precious metal prices, as the ongoing purchase price for stream ounces vary as a function of spot prices.

Costs of sales also include production taxes and energy royalty’s payable which vary based on revenue, and property taxes which are reassessed from time to time. Costs of sales incurred in Q3 2026 compared to Q3 2025 are shown below:

Depletion and Depreciation

Depletion and depreciation expense totaled $78.6 million in Q3 2026 compared to $87.0 million in Q3 2025. The decrease compared to the prior year period is driven by a combination of reduced deliveries and rate decreases as operators reassign resources and reserves, partially offset by GEOs generated from recently acquired assets which carry a relatively higher depletion rate per ounce. The decrease in depletion expense incurred in Q3 2026 compared to Q3 2025 is shown below:

Third Quarter 2026 Management’s Discussion and Analysis	17

Gold and Silver Bullion

Certain of our royalties are settled with in-kind payments of gold and silver bullion rather than cash. In Q1 2026, we also received gold bullion as consideration in-kind for the buy-back of the Cascabel stream. During Q3 2026, we sold 12,000 gold ounces with a cost of $52.5 million for proceeds of $52.5 million, recognizing a gain or loss of nil. Comparatively, in Q3 2025, we sold 9,000 gold ounces for proceeds of $31.3 million and recognized a gain of $3.1 million. The timing of bullion sales varies based on gold prices and the Company’s liquidity needs. As at September 30, 2026, inventory included 24,919 gold ounces and 18,510 silver ounces with a carrying value of $112.1 million.

Income Taxes

Income tax expense was $59.2 million in Q3 2026, compared to $74.9 million in Q3 2025. The decrease reflects the Company’s assessment of the QDMTT (one of the measures implemented by the Government of Barbados in response to the OECD’s Pillar Two GMT initiative) applicable to its operations in Barbados for the 2024 fiscal year. Based on this assessment, completed during the quarter, the Company determined that its operations in Barbados satisfied the Simplified Effective Tax Rate test under the Transitional Safe Harbour. The Company has filed its QDMTT return (which was due in the current year) and accordingly, no QDMTT was payable for the 2024 fiscal year. As a result of this change in estimate, the Company reversed its previously recorded QDMTT accrual for 2024 and recognized a current income tax recovery of $32.8 million.

Net Income and Adjusted Net Income

Net income for Q3 2026 was $395.5 million, or $2.05 per share, compared to $287.5 million, or $1.49 per share, in Q3 2025. The increase is primarily attributable to strong revenue growth, coupled with a decrease in costs of sales, resulting in meaningful operating leverage. Net income for the quarter was further driven by the Cobre Panamá impairment reversal following First Quantum’s execution of the approved Processing Program.

Adjusted Net Income for the same period was $364.5 million, or $1.89 per share, compared to $275.0 million, or $1.43 per share, in Q3 2025. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

Review of Year-to-Date Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		YTD 2026	YTD 2025	Variance
Gold(1)	($/oz)	$4,554	$3,199	42.4%
Silver(1)	($/oz)	73.52	34.98	110.2%
Platinum(1)	($/oz)	1,952	1,142	70.9%
Palladium(1)	($/oz)	1,478	1,041	42.0%
Iron Ore Fines 62% Fe CFR China	($/tonne)	102	101	1.0%

Edmonton Light	(C$/bbl)	115.34	88.63	30.1%
West Texas Intermediate	($/bbl)	83.50	66.70	25.2%
Henry Hub	($/mcf)	3.10	3.48	(10.9)%

CAD/USD exchange rate(2)		0.7223	0.7152	1.0%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Third Quarter 2026 Management’s Discussion and Analysis	18

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the nine months ended September 30, 2026 and 2025 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the nine months ended September 30,	2026	2025	Variance	2026	2025	Variance

Commodity
Gold	272,465	265,329	7,136	$1,223.0	$855.9	$367.1
Silver	60,904	39,418	21,486	265.3	130.6	134.7
PGM	9,626	7,434	2,192	40.7	24.7	16.0
Precious Metals	342,995	312,181	30,814	$1,529.0	$1,011.2	$517.8
Iron ore(2)	8,496	10,536	(2,040)	$38.2	$34.7	$3.5
Other mining assets	2,430	3,215	(785)	11.2	10.0	1.2
Oil	28,706	33,411	(4,705)	127.7	95.9	31.8
Gas	12,557	12,078	479	56.5	48.5	8.0
NGL	4,009	6,029	(2,020)	18.0	15.5	2.5
Diversified	56,198	65,269	(9,071)	$251.6	$204.6	$47.0
Revenue from royalty, stream and working interests	399,193	377,450	21,743	$1,780.6	$1,215.8	$564.8
Interest revenue and other interest income	—	—	—	$0.3	$9.7	$(9.4)
Total GEOs and Revenue	399,193	377,450	21,743	$1,780.9	$1,225.5	$555.4

Geography
South America	161,003	149,557	11,446	$719.8	$486.2	$233.6
Central America & Mexico	35,538	50,112	(14,574)	158.3	165.6	(7.3)
Canada(2)	91,933	68,189	23,744	407.6	227.4	180.2
United States	61,428	56,897	4,531	277.1	178.3	98.8
Rest of World	49,291	52,695	(3,404)	218.1	168.0	50.1
Total GEOs and Revenue	399,193	377,450	21,743	$1,780.9	$1,225.5	$555.4

Type
Revenue-based royalties	146,756	139,833	6,923	$656.5	$445.3	$211.2
Streams	203,306	202,148	1,158	904.7	659.0	245.7
Profit-based royalties	42,563	27,567	14,996	187.9	86.0	101.9
Interest revenue and other(2)	6,568	7,902	(1,334)	31.8	35.2	(3.4)
Total GEOs and Revenue	399,193	377,450	21,743	$1,780.9	$1,225.5	$555.4
1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

We recognized $1,780.9 million in revenue in YTD 2026, up 45% from YTD 2025. Revenue in the current period benefited from record Precious Metal prices achieved earlier in the year, higher Precious Metal contributions, including from recently acquired assets, and higher oil prices compared to the prior year period.

We earned 86% of our YTD 2026 revenue from Precious Metal assets, compared to 83% in YTD 2025. Geographically, we remain heavily invested in the Americas, with 88% of revenue in YTD 2026, compared to 86% in YTD 2025.

Third Quarter 2026 Management’s Discussion and Analysis	19

We sold 399,193 GEOs in YTD 2026, up 6% from 377,450 GEOs in YTD 2025. The increase was driven by higher contributions from our Precious Metal assets, including Antamina, Côté Gold, South Arturo, Musselwhite, and Porcupine. GEOs from our silver assets benefited from a more favorable silver to gold ratio compared to the prior year period. These increases were partly offset by lower GEO contributions from our Diversified assets. A comparison of our sources of GEOs in YTD 2026 to YTD 2025 is shown below:

Precious Metals

Our Precious Metal assets contributed 342,995 GEOs in YTD 2026, up 10% from 312,181 GEOs in YTD 2025, primarily due to the following:

●	Antamina – We sold 2,515,000 silver ounces in YTD 2026 compared to 2,075,000 silver ounces in YTD 2025. Silver production at the mine increased compared to the prior year period due to higher silver grades as expected in the life of mine plan. When converted to GEOs, our silver deliveries amounted to 41,917 GEOs in YTD 2026 and 22,279 GEOs in YTD 2025.
●	Côté Gold – We earned 13,996 GEOs in YTD 2026 from our Côté Gold royalty, compared to 5,761 GEOs in YTD 2025, reflecting our acquisition of the royalty in late June 2025. The increase is partially offset by a lower mill throughput during the quarter, reflecting an extended annual shutdown in August and the transition to owner-only crushing. IAMGOLD expects production to increase in Q4 2026, driven by higher grades from mine sequencing and an increased processing rate. Total production for the year is expected to be at the lower end of the guidance range of 390,000 ounces to 440,000 ounces at 100% basis as IAMGOLD focuses on stabilization, optimization, improving the cost structure, and preparing for the contemplated throughput increase and inclusion of Gosselin into the mine plan.
●	South Arturo – We earned 11,003 GEOs from South Arturo in YTD 2026 compared to 3,659 GEOs in YTD 2025, with the increase driven by production from the Phase 1 open pit.
●	Musselwhite - We earned 7,695 GEOs in YTD 2026 compared to 3,544 GEOs in YTD 2025, reflecting increased production and strong performance at the mine.

Third Quarter 2026 Management’s Discussion and Analysis	20

●	Porcupine – We earned 8,290 GEOs from Porcupine in YTD 2026 compared to 4,785 GEOs in the prior year period. We started earning royalties from Porcupine in April 2025, following Discovery’s acquisition of the assets from Newmont Corporation. Discovery has previously reported strong year-over-year growth in production, largely driven by higher tonnes processed, and expects 2026 production to be weighted to H2 2026.
●	Goldstrike – We earned 7,647 GEOs in YTD 2026 compared to 4,316 GEOs in YTD 2025 due to improved underground mining and processing performance.
●	Casa Berardi – We sold 3,250 GEOs in YTD 2026 representing two quarters of fixed deliveries since we acquired the stream in March 2026 from Orezone.
●	Valentine Gold – We earned 2,903 GEOs in YTD 2026 compared to nil GEOs in YTD 2025 as the mine achieved commercial production in November 2025.

The above increases were partly offset by the following factors:

●	Candelaria – We sold 44,653 GEOs in YTD 2026 compared to 52,858 GEOs in YTD 2025. The decrease was primarily due to the impact to mining operations due to heavy rainfalls from severe winter storms in Chile’s Atacama region resulting in lower-grade feed from stockpiles. Lundin Mining expects production to be weighted towards H2 2026 due to increased availability of higher-grade Phase 12 ore, combined with increased underground mining rates as the underground insourcing initiative nears completion.
●	Guadalupe-Palmarejo – We sold 30,778 GEOs in YTD 2026 compared to 38,661 GEOs in YTD 2025. The decrease in GEOs was primarily due to the processing of a larger quantity of higher-grade ore in the previous year period.
●	Cobre Panamá – We sold 4,648 GEOs in YTD 2026 compared to 11,208 GEOs in YTD 2025. The decrease in GEOs was primarily due to the sale of the concentrate in 2025 that had been stored at site when production was suspended in November 2023 which was approved for export by the GOP. Deliveries from YTD 2026 were primarily a result of the sale of copper concentrate by First Quantum under its offtake agreements from GOP’s authorized removal, processing and export of stockpiled ore stored on site pursuant to the P&SM Plan.
●	Subika (Ahafo) – We earned 6,238 GEOs in YTD 2026 compared to 11,882 GEOs in YTD 2025. The decrease is primarily due to processing of lower grade open pit stockpiles. A modest pickup of production is expected in Q4 2026, along with continuation of the underground mine. Mining activities ended at the Subika open pit as planned in July 2025.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $251.6 million in revenue in YTD 2026, a 23% increase compared to $204.6 million in YTD 2025.

Iron Ore and Other Mining

Our Iron Ore and Other Mining assets generated $49.4 million in YTD 2026, compared to $44.7 million in YTD 2025.

●	Vale Royalty – Revenue from Vale was $34.2 million in YTD 2026, compared to $29.3 million in YTD 2025. Sales from the Southeastern System were attributed to the royalty after the cumulative threshold of 1.7 billion tonnes of iron ore was reached in April 2025.
●	LIORC – LIORC contributed $4.0 million in revenue in YTD 2026 compared to $5.4 million in YTD 2025. Production at IOC in YTD 2026 was lower due to adverse weather and ongoing challenges including mine equipment reliability during Q1 2026. IOC is implementing a multi-year program to address operating challenges.
●	Caserones – Revenue from our effective NSR on the Caserones mine was $6.0 million in YTD 2026, an increase compared to $4.3 million in YTD 2025. The increase is largely driven by higher copper production from mining higher-grade material, combined with increased cathode production during H1 2026. During Q3 2026, severe winter storms in Chile's Atacama region caused site power outages and temporary suspensions of operations at Caserones. Lundin Mining further revised its 2026 copper production guidance to 105,000 to 115,000 tonnes from its previous revised guidance of 120,000 to 130,000 tonnes in August 2026.

Energy

Our Energy interests contributed $202.2 million in revenue in YTD 2026, compared to $159.9 million in YTD 2025.

●	U.S. – Revenue from our U.S. Energy interests increased to $140.0 million in YTD 2026, compared to $114.1 million in YTD 2025. The increase was primarily driven by higher production from our Haynesville and Permian interests, an increased share of production from our interests with Continental Resources, and stronger realized commodity prices.
●	Canada – Revenue from our Canadian Energy interests increased to $62.2 million in YTD 2026, compared to $45.8 million in YTD 2025. The increase in revenue is primarily driven by higher realized commodity prices, partially offset by lower production, with the largest increases attributable to our Weyburn and Orion interests.

Third Quarter 2026 Management’s Discussion and Analysis	21

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2026	2025	Variance
Costs of stream sales	$118.4	$106.9	$11.5
Mineral production taxes	5.8	2.3	3.5
Mining costs of sales	$124.2	$109.2	$15.0
Energy costs of sales	11.3	10.0	1.3
	$135.5	$119.2	$16.3

Costs of sales related to our streams in YTD 2026 increased relative to YTD 2025, reflecting the increase in stream GEOs and higher costs per ounce for streams where the ongoing purchase price varies as a function of spot prices. Costs of sales also include royalties payable and production taxes which vary based on revenue, and property taxes which may be reassessed from time to time. Costs of sales incurred in YTD 2026 compared to YTD 2025 are shown below:

Depletion and Depreciation

Depletion and depreciation expense increased to $240.5 million in YTD 2026 from $219.4 million in YTD 2025, primarily due to the increase in production volumes in the current period. In addition, recently acquired assets initially carry a relatively higher depletion rate per ounce. As mineral resources are converted into mineral reserves, depletion rates per ounce decrease over time. Depletion expense incurred in YTD 2026 compared to YTD 2025 is shown below:

Third Quarter 2026 Management’s Discussion and Analysis	22

Gold and Silver Bullion

During YTD 2026, we sold 27,000 gold ounces for proceeds of $127.4 million, recognizing a gain of $2.1 million. Comparatively, in YTD 2025, we sold 63,984 gold ounces for proceeds of $208.6 million and recognized a gain of $52.4 million. As at September 30, 2026, inventory included 24,919 gold ounces and 18,510 silver ounces with a carrying value of $112.1 million. Included in inventory are 8,006 of the 10,006 gold ounces we received in March 2026 in connection with the partial buy-back of the Cascabel stream, further discussed below.

Gain on Buy-Back of Royalty and Stream Interests

During YTD 2026, we recognized a gain of $63.8 million related to the buy-back of 50% of the Cascabel royalty and 50% of the Cascabel stream. Proceeds from the buy-back of the royalty of $97.5 million were received in cash. Consideration for the buy-back of the stream (net of the ongoing 20% payment per ounce) was received in-kind through the delivery of 10,006 gold ounces. As these ounces received represented payment in-kind for the exercise of a buy-back right, proceeds from the sale of these ounces will not be recognized as stream revenue. Instead, the Company will recognize the difference between the sales proceeds and the carrying value at the time of sale as a gain or loss on the sale of gold bullion. During the period, of the gold bullion sold, 2,000 gold ounces related to consideration from the Cascabel buy-back.

Income Taxes

Income tax expense was $290.4 million in YTD 2026, compared to $203.3 million in YTD 2025, reflecting higher net income before taxes earned in the current period, partly offset by a current income tax recovery of $32.8 million as a result of the Company’s reversal of its previously recorded QDMTT accrual in Barbados for the 2024 fiscal year.

Net Income and Adjusted Net Income

Net income in YTD 2026 was $1,218.1 million, or $6.32 per share, compared to $744.4 million, or $3.86 per share in YTD 2025. The increase is primarily attributable to higher revenue as well as a gain of $63.8 million recognized on the Cascabel buy-backs. These benefits were partly offset by higher costs of sales, depletion and income tax expense.

During YTD 2026, Adjusted Net Income was $1,172.0 million, or $6.08 per share, compared to $719.0 million, or $3.73 per share, in YTD 2025. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

Reversal of Impairments of Royalties, Streams, and Working Interests

Cobre Panamá

First Quantum has been working with the GOP and the MICI to implement the P&SM Plan. On April 7, 2026, the GOP, through the MICI, authorized the removal, processing, and export of stockpiled ore currently stored on site at the Cobre Panamá mine as part of the P&SM Plan.

We determined this to be an indicator for partial reversal of the impairment recorded in 2023 and, as a result, recorded a partial impairment reversal of $10.3 million in relation to the gold and silver ounces we expect as a result of the GOP authorization. We continue to assess our Cobre Panamá stream for further indicators of impairment reversals. Please refer to the “Portfolio Updates - Cobre Panamá Updates” section of this MD&A for further details on the stream.

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative (“G&A”) and SBC expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2026	2025	Variance	2026	2025	Variance
Salaries and benefits	$2.8	$2.7	$0.1	$10.4	$10.3	$0.1
Professional fees	2.0	3.4	(1.4)	6.9	10.8	(3.9)
Community contributions	0.5	0.4	0.1	0.9	0.9	—
Board of Directors' costs	0.1	0.2	(0.1)	0.4	0.4	—
Office expenses	0.4	0.4	—	1.2	1.2	—
Insurance costs	0.2	0.3	(0.1)	0.6	0.7	(0.1)
Other expenses	1.0	1.2	(0.2)	3.6	3.3	0.3
General and administrative expenses	$7.0	$8.6	$(1.6)	$24.0	$27.6	$(3.6)
Share-based compensation expenses	5.3	7.7	(2.4)	8.0	16.2	(8.2)
	$12.3	$16.3	$(4.0)	$32.0	$43.8	$(11.8)

G&A expenses (including SBC), decreased to $32.0 million in YTD 2026 compared to $43.8 million in YTD 2025, representing 1.8% of revenue in YTD 2026, compared to 3.6% in YTD 2025. The decrease was primarily due to lower SBC expenses. SBC expenses amounted to $8.0 million in YTD 2026 compared to $16.2 million in YTD 2025. SBC expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to cash-settled DSUs and RSUs, which are based on the Company’s share price. The expense related to the

Third Quarter 2026 Management’s Discussion and Analysis	23

DSU mark-to-market was higher in YTD 2025 compared to YTD 2026 as a result of the sharp increase in the Company’s share price in Q3 2025.

Included in G&A expenses are business development expenses and community contributions. Business development expenses vary based on the level of business development related activities in the period and the timing of the closing of transactions. Community contributions relate to the environmental and social initiatives we contribute to for the benefit of the communities where we operate, or own assets.

Other Income and Expenses

Foreign Exchange (Loss) Gain and Other Income

The following table provides a list of foreign exchange and other income for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2026	2025	Variance	2026	2025	Variance
Gain on derivative financial instruments	$22.4	$12.9	$9.5	$37.5	$18.5	$19.0
Foreign exchange (loss) gain	(0.4)	1.2	(1.6)	3.9	5.6	(1.7)
Other income (expenses)	0.1	0.1	—	0.2	(0.1)	0.3
	$22.1	$14.2	$7.9	$41.6	$24.0	$17.6

The gain on derivative instruments includes the mark-to-market of financial instruments that are designated at Fair Value Through Profit and Loss. The Company’s derivative instruments primarily comprise warrants to acquire common shares of publicly traded mining companies. The significant gain recognized in the current period was primarily attributable to increases in the share prices of the underlying common shares.

The foreign exchange gain of $3.9 million recognized in YTD 2026, is largely related to our cash and account receivable balances held in Brazilian Reais received from our Vale royalty, which strengthened relative to the U.S. dollar during this period.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2026	2025	Variance	2026	2025	Variance
Finance income
Interest	$8.3	$8.0	$0.3	$20.6	$25.7	$(5.1)
	$8.3	$8.0	$0.3	$20.6	$25.7	$(5.1)
Finance expenses
Standby charges	$1.0	$0.6	$0.4	$2.1	$1.8	$0.3
Amortization of debt issue costs	0.1	0.1	—	0.4	0.3	0.1
Accretion of lease liabilities	0.2	0.1	0.1	0.3	0.2	0.1
	$1.3	$0.8	$0.5	$2.8	$2.3	$0.5

Finance income includes interest earned on our cash and cash equivalents. On a YTD basis, we earned less interest income in the current period due to a decrease in yields and average cash and cash equivalents balances held compared to YTD 2025.

Finance expenses consist of standby charges, which represent the costs of maintaining our revolvers based on the unutilized portion of the facilities, fees incurred in connection with standby letters of credit outstanding during Q1 2026, and the amortization of costs incurred with respect to amendments and set up of the revolvers.

Third Quarter 2026 Management’s Discussion and Analysis	24

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, Adjusted Net Income Margin, GEOs sold, Net GEOs sold,	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
per GEO amounts and per share amounts)	2026	2026	2026	2025	2025	2025	2025	2024
Revenue	$549.3	$580.9	$650.7	$597.3	$487.7	$369.4	$368.4	$321.0
Costs of sales	121.7	129.9	124.4	136.9	134.2	97.5	106.9	94.4
Other operating expenses (income)(2)	2.0	5.3	(51.5)	6.5	12.5	(33.9)	8.0	9.2
Operating income	425.6	445.7	577.8	453.9	341.0	305.8	253.5	217.4
Other income	29.1	13.2	17.1	14.4	21.4	9.9	16.1	4.8
Income tax expense	59.2	104.9	126.3	100.6	74.9	68.6	59.8	46.8
Net income	395.5	354.0	468.6	367.7	287.5	247.1	209.8	175.4
Basic earnings per share	$2.05	$1.84	$2.43	$1.91	$1.49	$1.28	$1.09	$0.91
Diluted earnings per share	$2.05	$1.83	$2.43	$1.90	$1.49	$1.28	$1.09	$0.91
Net cash provided by operating activities	$429.2	$482.5	$520.4	$426.5	$348.0	$430.3	$288.9	$243.0
Net cash (used in) provided by investing activities	(131.7)	(101.4)	(397.9)	64.1	(208.0)	(1,338.1)	(551.0)	(31.1)
Net cash used in financing activities	(78.2)	(81.2)	(80.8)	(70.3)	(64.2)	(66.1)	(66.8)	(62.0)
Average Gold Price(3)	$4,270	$4,517	$4,875	$4,145	$3,456	$3,279	$2,863	$2,662
GEOs sold(4)	130,435	132,405	136,353	141,656	138,772	112,093	126,585	120,063
Net GEOs sold(4)	120,857	122,205	126,020	129,690	125,115	101,876	113,138	107,140
Cash Costs(5)	$43.1	$45.9	$46.5	$49.6	$47.2	$33.5	$38.5	$34.4
Cash Costs(5) per GEO sold	$330	$347	$341	$350	$340	$299	$304	$287
Adjusted EBITDA(5)	$493.9	$529.7	$591.9	$541.2	$427.3	$365.7	$321.9	$277.4
Adjusted EBITDA(5) per share	$2.56	$2.75	$3.07	$2.81	$2.22	$1.90	$1.67	$1.44
Adjusted EBITDA Margin(5)	89.9%	91.2%	91.0%	90.6%	87.6%	99.0%	87.4%	86.4%
Adjusted Net Income(5)(6)	$364.5	$349.2	$458.3	$356.2	$275.0	$238.5	$205.6	$183.3
Adjusted Net Income(5)(6) per share	$1.89	$1.81	$2.38	$1.85	$1.43	$1.24	$1.07	$0.95
Adjusted Net Income Margin(5)(6)	66.4%	60.1%	70.4%	59.6%	56.4%	64.6%	55.8%	57.1%
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes an impairment reversal of the following amounts in the following periods: $10.3 million in Q3 2026, $0.7 million in Q3 2025, $4.1 million in Q2 2025. Includes a gain on buy-back of royalty and stream interests of $63.8 million in Q1 2026.
3	Based on LBMA Gold Price PM Fix.
4	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs sold and Net GEOs sold.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
6	Our definitions of Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin were amended to no longer adjust for gains on contractual buy-backs of royalty and stream interests. Prior period comparatives have been restated accordingly, as applicable. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information.

Third Quarter 2026 Management’s Discussion and Analysis	25

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At September 30,	At December 31,
(expressed in millions, except debt-to-equity ratio)	2026	2025
Cash and cash equivalents	$1,232.2	$670.9
Other current assets	418.0	350.5
Non-current assets	7,896.3	7,220.0
Total assets	$9,546.5	$8,241.4

Current liabilities	$143.6	$123.0
Non-current liabilities	603.7	483.1
Total liabilities	$747.3	$606.1

Total shareholders’ equity	$8,799.2	$7,635.3

Total common shares outstanding	192.9	192.8
Capital management measures
Available capital	$4,819.3	$2,840.1
Debt-to-equity	—	—

Assets

Total assets were $9,546.5 million as at September 30, 2026, compared to $8,241.4 million as at December 31, 2025. Our non-current asset base is primarily comprised of royalty, stream and working interests, and investments, while our current assets are primarily comprised of cash and cash equivalents, receivables, gold and silver bullion and stream inventory.

Current assets increased compared to December 31, 2025, primarily driven by an increase in cash and cash equivalents and bullion inventory, reflecting record revenues earned in YTD 2026, the receipt of cash and in-kind consideration for the Cascabel buy-backs, and the collection of cash deposits we had posted as security with the CRA.

Non-current assets increased primarily due to the additions of the Bullabulling Royalty, Casa Berardi Stream, the i-80 Gold Royalty, the Victoria Gold portfolio and advances under the LOMI Facility, partly offset by the partial buy-back of the Cascabel stream and NSR, and depletion of our royalty, stream and working interests. During YTD 2026, our equity investments increased primarily due to the mark-to-market gain of $336.9 million as well as the acquisition of common shares of Minerals 260 in connection with the Bullabulling financing package.

Liabilities

Total liabilities as at September 30, 2026, increased compared to December 31, 2025, largely due to an increase in deferred income tax liabilities as a result of the Company earning higher net income before taxes. Current income tax liabilities as at September 30, 2026 is net of a $32.8 million decrease in connection with the reversal of the previously recorded QDMTT accrual in Barbados for the 2024 fiscal year.

Shareholders’ Equity

Shareholders’ equity increased compared to December 31, 2025, as a result of earning net income of $1,218.1 million in YTD 2026, further increased by other comprehensive income of $180.9 million. YTD Dividends accounted for $252.5 million of which $11.2 million was settled through the issuance of common shares pursuant to the DRIP.

Liquidity and Capital Resources

Cash flows for the periods ended September 30, 2026, and 2025 were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions)	2026	2025	2026	2025
Net cash provided by operating activities	$429.2	$348.0	$1,432.1	$1,067.2
Net cash used in investing activities	(131.7)	(208.0)	(631.0)	(2,097.1)
Net cash used in financing activities	(78.2)	(64.2)	(240.2)	(197.1)
Effect of exchange rate changes on cash and cash equivalents	(1.3)	0.6	0.4	12.4
Net change in cash and cash equivalents	$218.0	$76.4	$561.3	$(1,214.6)

Third Quarter 2026 Management’s Discussion and Analysis	26

Operating Activities

Net cash provided by operating activities was $429.2 million in Q3 2026 (Q3 2025 – $348.0 million) and $1,432.1 million during YTD 2026 (YTD 2025 – $1,067.2 million). Operating cash flows in the current period were higher than the prior year period primarily due to an increase in gross profit and the collection of $49.5 million of deposits and interest as a result of our settlement with the CRA. These benefits were partly offset by an increase in bullion received from royalties in-kind and lower proceeds from their sale when compared to YTD 2025. The timing of bullion sales varies based on gold prices and the Company’s liquidity requirements.

Investing Activities

Net cash used in investing activities was $131.7 million in Q3 2026 (Q3 2025 – $208.0 million) and $631.0 million in YTD 2026 (YTD 2025 - $2,097.1 million). Investing activities in Q3 2026 included cash used in various acquisitions including the additional financing package on the Bullabulling gold project and the acquisition of the royalty on the Comet Vale gold project. In addition to the financing of the quarterly transactions, investing activities in YTD 2026 also included advances under the LOMI Facility, the acquisition of the Youanmi royalty, the i-80 Gold Royalty, the Victoria Gold portfolio, and the Casa Berardi Stream, partially offset by $97.5 million received in cash and proceeds from the sale of gold bullion received in connection with the 50% Cascabel buy-back. This compares to YTD 2025 where investing activities included the acquisitions of the Côté Gold, the Porcupine royalty, the acquisition of Discovery subscription receipts, and the acquisition of the Western Limb Stream.

Financing Activities

For Q3 2026, net cash used in financing activities was $78.2 million (Q3 2025 – $64.2 million) and $240.2 million in YTD 2026 (YTD 2025 – $197.1 million). Financing activities primarily related to the payment of dividends offset by proceeds from the exercise of stock options held by employees of the Company.

Capital Resources

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

Our capital resources comprise cash and cash equivalents, equity investments other than those held as long-term strategic investments, gold and silver bullion we receive for payments in-kind, and our revolving credit facilities.

Our cash and cash equivalents totaled $1,232.2 million as at September 30, 2026 (December 31, 2025 – $670.9 million). As at September 30, 2026, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our investments totaled $1,517.7 million as at September 30, 2026 (December 31, 2025 – $1,141.3 million). Of the total investments held, $1,443.5 million was held in publicly-traded equity instruments (December 31, 2025 – $1,093.3 million). Of the $1,443.5 million held in publicly-traded equity instruments, $106.4 million relates to our holdings of LIORC (December 31, 2025 – $138.0 million) which we consider equivalent to a royalty and therefore hold as a long-term strategic investment.

As at the date of this MD&A, we have two unsecured revolving credit facilities providing a total of $1.5 billion in available capital, and accordions totaling $750.0 million. The Corporate Revolver has a maturity date of March 10, 2031, and the FNIC Revolver has a maturity date of May 8, 2029.

Our near-term cash requirements include purchase commitments for the ongoing cost per ounce under stream agreements as outlined in the “Purchase Commitments” section, corporate administration costs, certain costs of operations, commitments under our various environmental and social initiatives, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues and interest income. We also have capital commitments in connection with royalty and stream agreements we have entered into, as detailed in the “Capital Commitments” section. We believe that our current cash resources, available credit facilities, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

As a royalty and stream company, we are subject to limited requirements for capital expenditures beyond our initial commitments at the time of entering into our agreements. Other than the capital commitments detailed in the “Capital Commitments” section of this MD&A, the acquisition of additional royalties, streams or other investments is entirely discretionary and will be consummated through the use of cash, proceeds from the sale of equity investments and gold and silver bullion, as available, through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver or the FNIC Revolver.

Our results are impacted by foreign currency fluctuations relative to the U.S. dollar. Our largest exposure is with respect to the Canadian-U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.

Third Quarter 2026 Management’s Discussion and Analysis	27

The effect of volatility in these currencies against the U.S. dollar impacts our corporate general and administrative expenses and the depletion of our royalty, stream and working interests. We also have exposure to the Australian dollar due to our Australian subsidiary and to the Brazilian real due to our Vale royalty which is paid in Brazilian reais. We also have nominal exposure to the Chilean peso, the Peruvian sol, and the South African rand. During Q3 2026, the Canadian dollar traded in a range of $0.7033 to $0.7267, ending at $0.7048; the Australian dollar traded between $0.6895 and $0.7222, ending at $0.6962; and the Brazilian real traded between 0.1915 and 0.1971, ending at 0.1928.

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at September 30, 2026:

	Attributable payable
	production to be purchased						Per ounce cash payment (1),(2)					Term of	Date of
Interest	Gold		Silver		PGM		Gold		Silver		PGM	agreement(3)	contract
Antamina	—%		22.5	% (4)	—%		n/a		5	% (5)	n/a	40 years	7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%		20	% (8)	20	% (9)	n/a	40 years	10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%		$400		$4.00		n/a	40 years	6-Oct-14
Casa Berardi	—	% (11)	—%		—%		20%		n/a		n/a	40 years	26-Jan-26
Cascabel	7	% (12)	—%		—%		20	% (13)	n/a		n/a	40 years	15-Jul-24
Cooke 4	7%		—%		—%		$400		n/a		n/a	40 years	5-Nov-09
Cobre Panamá Fixed Payment Stream	—	% (14)	—	% (15)	—%		$418	(16)	$6.27	(17)	n/a	40 years	19-Jan-18
Cobre Panamá Floating Payment Stream	—	% (18)	—	% (19)	—%		20	% (20)	20	% (21)	n/a	40 years	19-Jan-18
Condestable	63	% (22)	63	% (23)	—%		20	% (24)	20	% (25)	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%		$800		n/a		n/a	40 years	2-Oct-14
Karma	4.875%		—%		—%		20	% (26)	n/a		n/a	40 years	11-Aug-14
New Prosperity	22	% (27)	—%		—%		$400	(28)	n/a		n/a	40 years	12-May-10
Sabodala	—	% (29)	—%		—%		20	% (30)	n/a		n/a	40 years	25-Sep-20
Sudbury (31)	50%		—%		50%		$400		n/a		$400	40 years	15-Jul-08
Tocantinzinho	12.5	% (32)	—%		—%		20	% (33)	n/a		n/a	40 years	18-Jul-22
Western Limb	—	% (34)	—%		1	% (35)	5	% (36)	n/a		5%	40 years	28-Feb-25

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Casa Berardi, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala, Sudbury, Tocantinzinho, and Western Limb.
2	The per ounce gold cash payment will be reduced to the prevailing market price should it be lower than this amount.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86.0 million ounces of silver have been delivered under the agreement. At September 30, 2026, a cumulative total of 34.7 million silver ounces have been delivered.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped. At September 30, 2026, a cumulative total of 555,030 gold ounces have been delivered.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped. At September 30, 2026, a cumulative total of 8.7 million silver ounces have been delivered.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold. At September 30, 2026, a cumulative total of 555,030 gold ounces have been delivered.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver. At September 30, 2026, a cumulative total of 8.7 million silver ounces have been delivered.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement. At September 30, 2026, a cumulative total of 684,661 gold ounces and 11.6 million silver ounces have been delivered.
11	Gold deliveries are fixed at 6,500 ounces per annum from January 1, 2026, to December 31, 2030. Thereafter, 5.0% of gold produced from the Casa Berardi mine and Orezone Gold Corporation’s other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco. As at September 30, 2026, 3,250 ounces have been delivered. Deliveries are due 15 days following the end of each quarter.
12	Percentage decreases to 4.2% after 262,500 ounces of gold have been delivered to Franco-Nevada International Corporation under the agreement. As at September 30, 2026, NIL ounces have been delivered.
13	Purchase price is 20% of the spot price of gold at the time of delivery.
14	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate. At September 30, 2026, a cumulative total of 363,507 gold ounces have been delivered.
15	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate. At September 30, 2026, a cumulative total of 4.2 million silver ounces have been delivered.
16	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. At September 30, 2026, a cumulative total of 363,507 gold ounces have been delivered.
17	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment. At September 30, 2026, a cumulative total of 4.2 million silver ounces have been delivered.
18	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate. At September 30, 2026, a cumulative total of 90,877 gold ounces have been delivered.
19	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate. At September 30, 2026, a cumulative total of 1.0 million silver ounces have been delivered.
20	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. At September 30, 2026, a cumulative total of 90,877 gold ounces have been delivered.
21	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver. At September 30, 2026, a cumulative total of 1.0 million silver ounces have been delivered.

Third Quarter 2026 Management’s Discussion and Analysis	28

22	Gold deliveries were fixed at 8,760 ounces per annum from January 1, 2021, to December 31, 2025. Commencing January 1, 2026, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate. At September 30, 2026, a cumulative total of 49,072 gold ounces have been delivered.
23	Silver deliveries were fixed at 291,000 ounces per annum from January 1, 2021, to December 31, 2025. Commencing January 1, 2026, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate. At September 30, 2026, a cumulative total of 1.5 million ounces have been delivered.
24	Purchase price is 20% of the spot price of gold at the time of delivery.
25	Purchase price is 20% of the spot price of silver at the time of delivery.
26	Purchase price is 20% of the average gold price at the time of delivery.
27	Franco-Nevada has the right to acquire a 22% gold stream on New Prosperity for $350.0 million.
28	Purchase price is subject to a 1% annual increase, compounding annually, that commenced in May 2014.
29	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. At September 30, 2026, a cumulative total of 57,966 ounces have been delivered under the amended agreement since September 1, 2020. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
30	Purchase price is 20% of prevailing market price at the time of delivery.
31	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
32	Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement. At September 30, 2026, a cumulative total of 42,036 gold ounces have been delivered.
33	Purchase price is 20% of the spot price of gold at the time of delivery.
34	Gold deliveries are referenced to platinum, palladium, rhodium and gold (“4E”) ounces contained in concentrate with deliveries of gold ounces initially equal to 1.1% of 4E PGM ounces contained in concentrate, until 87,500 ounces of gold delivered. Thereafter, deliveries of gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate, until a total of 237,000 ounces of gold delivered. Thereafter, 80.0% of gold contained in concentrate. At September 30, 2026, a cumulative total of 28,979 ounces of gold have been delivered.
35	Percentage increases to 2.1% of platinum contained in concentrate after 48,000 ounces of platinum delivered. Platinum deliveries are capped at 294,000 ounces of platinum. At September 30, 2026, a cumulative total of 15,701 platinum ounces have been delivered.
36	After 237,000 ounces of gold delivered, purchase price is 10% of the spot price of gold. At September 30, 2026, a cumulative total of 28,979 ounces of gold have been delivered.

Capital Commitments

The Company’s capital commitments as at September 30, 2026 remain substantially consistent with those disclosed in the 2025 MD&A. The following table provides an update on significant new capital commitments and material changes to existing capital commitments since the year ended December 31, 2025:

Asset	Commitment	Obligating Event
Cascabel stream	$239.2 million

Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of JCC, and availability of the remainder of the required project financing

Royalty Acquisition Venture with Continental	$26.7 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
i-80 Gold royalty	$25.0 million	The incurrence by i-80 Gold of an initial $25.0 million of budgeted expenditures to advance Mineral Point technical and permitting work in 2026
Copper World royalty	$12.5 million

50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons. First contingent payment of approximately $5.5 million expected to be funded in January 2027

Third Quarter 2026 Management’s Discussion and Analysis	29

Contingencies

The Company’s contingencies as at September 30, 2026, remain substantially consistent with those disclosed in the 2025 MD&A, with the exception of the following updates:

Canada Revenue Agency Audit

Settlement of Canada Revenue Agency Transfer Pricing Tax Dispute

On September 11, 2025, the Company reached the CRA Settlement which provides for a final resolution of the Company’s tax dispute in connection with the Reassessments under the transfer pricing rules of the 2013 to 2019 taxation years in relation to its Mexican and Barbadian subsidiaries.

Under the terms of the CRA Settlement for the 2013 to 2019 taxation years, no tax payment in Canada was required on the foreign earnings of the Company’s Mexican and Barbadian subsidiaries. Additionally, the service fee charged by the Company for certain services provided to the Mexican and Barbadian subsidiaries was adjusted to increase the mark-up applied to the Company’s cost of providing those services from the current range of 7-20% to 30%. For more information on the settlement with the CRA, please refer to the 2025 MD&A.

During the first quarter of 2026, amounts that were posted as security with the CRA for the prior years’ reassessments in the form of standby letters of credit totaling $47.3 million (C$66.0 million) were released, and cash totaling $44.1 million (C$61.4 million) plus interest of approximately $5.4 million (C$7.5 million), which was classified as a receivable within “other current assets” at December 31, 2025, was received.

The CRA Settlement is not legally binding on the CRA for years after 2019, however, the Company believes the transfer pricing principles established by the CRA Settlement will apply to years after 2019, provided there are no material changes to the facts or law. On March 26, 2026, the Canadian Federal Government enacted changes to the transfer pricing legislation which apply from 2026 onward. The Company is in the process of evaluating the potential impact of these legislative changes.

Third Quarter 2026 Management’s Discussion and Analysis	30

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Note 2 of our unaudited consolidated financial statements for the three and nine months ended September 30, 2026, and Notes 2 and 3 of our 2025 audited consolidated financial statements.

New and Amended Accounting Standards Adopted by the Company

The Company adopted the following accounting standards in the period.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities with an exception that permits an entity to derecognize a financial liability before the settlement date when the financial liability is settled with cash, using an electronic payment system that meets specific criteria. The Company has elected to apply the exception on the adoption of these amendments.

The amendments also clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at fair value through other comprehensive income (“FVTOCI”). The amendments are effective for annual reporting periods beginning on or after January 1, 2026. These amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of income where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company has initiated an impact assessment of IFRS 18. Key activities completed to date include the preliminary mapping of current revenue and expense line items to IFRS 18’s profit or loss categories and the identification of potential management-defined performance measures. While IFRS 18 is expected to change the layout and subtotals of the Consolidated Statement of Income and Comprehensive Income, it is not expected to affect net income or total equity.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of November 11, 2026, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,915,469
Issuable upon exercise of Franco-Nevada options(1)	521,647
Issuable upon vesting of Franco-Nevada RSUs(2)	88,258
Diluted common shares	193,525,374
1	There were 521,647 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$75.45 to C$341.02 per share. The above table assumes all stock options are exercisable.
2	There were 26,777 time-based RSUs and 61,481 performance-based RSUs. Vesting of the performance-based RSUs is subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 200% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the nine months ended September 30, 2026, we did not issue or have any outstanding preferred shares.

Third Quarter 2026 Management’s Discussion and Analysis	31

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this Quarterly Report fairly represents, in all material respects, the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this Quarterly Report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and nine months ended September 30, 2026, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Gold Equivalent Ounces and Net Gold Equivalent Ounces

Beginning in 2026, the Company adopted fixed GEO conversion ratios based on the pricing assumptions outlined in our guidance. This methodology replaces our previous methodology which was based on variable GEO conversion ratios using prevailing market prices.

Gold Equivalent Ounces

GEOs include Franco-Nevada’s attributable share of production from all of our royalties, streams and working interests, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion as payment in-kind, GEOs are recognized at the time of receipt of such bullion.

Net Gold Equivalent Ounces

Net GEOs are GEOs sold, net of direct operating costs. We use Net GEOs to reflect that GEOs from royalty interests have different economics than GEOs from stream interests due to the ongoing cost per ounce associated with GEOs from streams. We calculate Net GEOs on a quarterly basis by dividing Cash Costs (as defined below in the “Non-GAAP Financial Measures” section) by the gold price used in the computation of GEOs, and subtracting this total from GEOs sold in the period.

Calculation of Net Gold Equivalent Ounces:

(expressed in millions, except GEOs and Fixed Gold Price)	Q1 2026	Q2 2026	Q3 2026	For the nine months ended September 30, 2026
GEOs	136,353	132,405	130,435	399,193
Less:
Cash Costs	$46.5	$45.9	$43.1	$135.5
Divided by: Fixed gold price per ounce	$4,500	$4,500	$4,500	$4,500
	10,333	10,200	9,578	30,111
Net GEOs	126,020	122,205	120,857	369,082

Third Quarter 2026 Management’s Discussion and Analysis	32

(expressed in millions, except GEOs and Average Gold Price)	Q1 2025	Q2 2025	Q3 2025	For the nine months ended September 30, 2025
GEOs	126,585	112,093	138,772	377,450
Less:
Cash Costs	$38.5	$33.5	$47.2	$119.2
Divided by: Average gold price per ounce	$2,863	$3,279	$3,456	$3,194
	13,447	10,217	13,657	37,321
Net GEOs(1)	113,138	101,876	125,115	340,129
1	Certain amounts may not sum or recalculate due to rounding

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and earnings per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Gains on buy-backs of royalty and stream interests;
●	Gains and losses on disposal of royalty, stream and working interests;
●	Changes in fair value of equity investments, loans receivable and other financial instruments; and
●	Foreign exchange gains/losses and other income/expenses.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada and its ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Third Quarter 2026 Management’s Discussion and Analysis	33

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2026	2025	2026	2025
Net income	$395.5	$287.5	$1,218.1	$744.4
Income tax expense	59.2	74.9	290.4	203.3
Finance income	(8.3)	(8.0)	(20.6)	(25.7)
Finance expenses	1.3	0.8	2.8	2.3
Depletion and depreciation	78.6	87.0	240.5	219.4
Impairment reversal	(10.3)	(0.7)	(10.3)	(4.8)
Gain on buy-back of royalty and stream interests	—	—	(63.8)	—
Foreign exchange gain and other income	(22.1)	(14.2)	(41.6)	(24.0)
Adjusted EBITDA	$493.9	$427.3	$1,615.5	$1,114.9
Basic weighted average shares outstanding	192.9	192.7	192.8	192.6

Basic earnings per share	$2.05	$1.49	$6.32	$3.86
Income tax expense	0.30	0.39	1.51	1.06
Finance income	(0.04)	(0.04)	(0.11)	(0.13)
Finance expenses	0.01	—	0.01	0.01
Depletion and depreciation	0.40	0.45	1.25	1.14
Impairment reversal	(0.05)	—	(0.05)	(0.02)
Gain on buy-back of royalty and stream interests	—	—	(0.33)	—
Foreign exchange gain and other income	(0.11)	(0.07)	(0.22)	(0.13)
Adjusted EBITDA per share	$2.56	$2.22	$8.38	$5.79

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Adjusted EBITDA Margin)	2026	2025	2026	2025
Adjusted EBITDA	$493.9	$427.3	$1,615.5	$1,114.9
Divided by: Revenue	549.3	487.7	1,780.9	1,225.5
Adjusted EBITDA Margin	89.9%	87.6%	90.7%	91.0%

Adjusted Net Income and Adjusted Net Income per Share

Change in Composition of Adjusted Net Income – Gains on buy-backs of royalty and stream interests

Effective Q1 2026, the Company updated the composition of its Adjusted Net Income (and related per share and margin amounts) to no longer adjust for gains on contractual buy-backs of royalty and stream interests. Previously, gains on buy-backs were an adjusting item when calculating Adjusted Net Income (and related per share and margin amounts). Management continues to adjust for gains or losses on discretionary sales of mineral interests when calculating these non-GAAP measures. Management believes that this change more appropriately reflects the Company’s operating performance as contractual buy-backs are embedded in the terms of many of the Company’s royalty and stream interest agreements, such that they occur in the ordinary course and are an integral part of Franco-Nevada’s royalty and stream business. Unlike less common discretionary sales of mineral interests, these transactions are evaluated by management when assessing overall returns from our royalty and stream interests, and accordingly, we believe such gains should not be eliminated for purposes of calculating Adjusted Net Income and related per share amounts, when evaluating performance for investors. This change is reflected on a full retrospective basis.

Third Quarter 2026 Management’s Discussion and Analysis	34

Adjusted Net Income and Adjusted Net Income Per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which are defined by Franco-Nevada by excluding the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Gains and losses on disposal of royalty, stream and working interests (excluding gains on buy-backs of royalty and stream interests);
●	Changes in fair value of equity investments, loans receivable and other financial instruments;
●	Impact of income taxes on these items;
●	Income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and
●	Income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that, in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the items that are adjusted for are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2026	2025	2026	2025
Net income	$395.5	$287.5	$1,218.1	$744.4
Impairment reversals	(10.3)	(0.7)	(10.3)	(4.8)
Foreign exchange gain and other income	(22.1)	(14.2)	(41.6)	(24.0)
Tax effect of adjustments	1.4	2.4	5.8	3.4
Adjusted Net Income	$364.5	$275.0	$1,172.0	$719.0
Basic weighted average shares outstanding	192.9	192.7	192.8	192.6

Basic earnings per share	$2.05	$1.49	$6.32	$3.86
Impairment reversals	(0.05)	—	(0.05)	(0.02)
Foreign exchange gain and other income	(0.11)	(0.07)	(0.22)	(0.13)
Tax effect of adjustments	—	0.01	0.03	0.02
Adjusted Net Income per share	$1.89	$1.43	$6.08	$3.73

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Adjusted Net Income Margin)	2026	2025	2026	2025
Adjusted Net Income	$364.5	$275.0	$1,172.0	$719.0
Divided by: Revenue	549.3	487.7	1,780.9	1,225.5
Adjusted Net Income Margin	66.4%	56.4%	65.8%	58.7%

Third Quarter 2026 Management’s Discussion and Analysis	35

Cash Costs and Cash Costs per GEO Sold

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold is calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO sold are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per GEO amounts)	2026	2025	2026	2025
Total costs of sales	$121.7	$134.2	$376.0	$338.6
Depletion and depreciation	(78.6)	(87.0)	(240.5)	(219.4)
Cash Costs	$43.1	$47.2	$135.5	$119.2
Divided by: GEOs	130,435	138,772	399,193	377,450
Cash Costs per GEO sold	$330	$340	$339	$316

Third Quarter 2026 Management’s Discussion and Analysis	36

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance, guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, any audits by the CRA, the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panamá mine. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Brazilian real, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panamá mine. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Third Quarter 2026 Management’s Discussion and Analysis	37

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